                EIGHTH PROSPECTUS SUPPLEMENT DATED MARCH 20, 2000
                     (to prospectus dated November 11, 1999)

                              Sunbeam Corporation

                                $2,014,000,000

        Zero Coupon Convertible Senior Subordinated Debentures Due 2018
                                      and
       Shares of Common Stock Issuable Upon Conversion of the Debentures




                              Recent Developments

Fourth Quarter 1999 Results

            For the fourth quarter, total company net sales increased to $612 million from $515 million 1998, an increase of 19%. Sunbeam's operating loss narrowed to $100 million from $278 million the prior year.

            As a result of interest expense and amortization related to the 1998 acquisitions, a $21 million tax benefit, and minority interest expense related to Coleman arising from Sunbeam's less than 100% ownership, Sunbeam reported a net loss for the quarter of $144 million, or $1.43 per diluted share, compared with a net loss of $311 million, or $3.09 per diluted share in the 1998 period.

            Fourth quarter 1999 net results were negatively impacted by unusual and largely non-cash charges totaling $93 million related to write-downs of non-core assets, Y2K remediation and reserve adjustments to non-operating liabilities.

            In comparing the fourth quarter of 1998 and 1999, fourth quarter 1998 results were negatively impacted by prior business practices and by numerous charges totaling $107 million related largely to write-downs of inventory and fixed assets, the write-off of goodwill, expenses for work performed relating to the restatement of Sunbeam's historical financial statements, Y2K remediation and the extinguishment of debt. Of these total charges, $97 million were reflected in operating income, with the remaining $10 million reported as extraordinary.

            Exclusive of the unusual charges, gross margins increased to 26% from approxi mately 3% the prior year, operating loss narrowed to $7 million versus a loss of $181 million in 1998, and EBITDA improved $168 million to $24 million from a loss of $144 million.


                                     S8-1

Full Year 1999 Results

            For the full year, total company net sales increased to $2.4 billion from $1.8 billion in 1998. Sunbeam's operating loss narrowed to $97 million from $670 million for all of 1998. On a pro forma basis, adjusting for the acquired companies' first quarter 1998 sales which were excluded from Sunbeam's results a year ago, sales increased by approximately $280 million year over year, or 13%.

            As a result of interest expense and amortization related to the 1998 acquisitions, an income tax benefit of $9 million, and minority interest expense related to Coleman arising from Sunbeam's less than 100% ownership, Sunbeam reported a full year net loss of $300 million, or $2.97 per diluted share, compared with a net loss of $898 million, or $9.25 per diluted share for all of 1998.

            Net results for 1999 were negatively impacted by unusual and largely non-cash charges totaling $121 million related to write-downs of non-core assets, Y2K remediation, and reserve adjustments to non-operating liabilities.

            1998 net results were negatively impacted by prior business practices and by numerous unusual charges to income totaling $476 million related to write-downs of inventory and fixed assets, the issuance of warrants, purchase accounting adjustments, compensation of certain members of prior management, the write-off of goodwill and the early extinguishment of debt.

            Exclusive of these charges and adjusted for acquisitions and divestitures in the first half of 1998, Sunbeam's 1999 gross margins increased to 26% from 14% the prior year, operating income was $24 million versus a loss of $329 million in 1998, an improvement of $353 million, and EBITDA improved $328 million to $152 million from a loss of $176 million. Full year operating cash flow use improved $186 million to a use of $4 million in 1999, indicative of improved operating results and Sunbeam's focus on working capital management.


                                     S8-2

                          SUNBEAM CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                    (Amounts in thousands, except per share amounts)

                                        Three Months Ended                  Fiscal Year Ended
                                  ---------------------------------   -----------------------------
                                   December 31        December 31,     December 31      December 31,
                                      1999               1998             1999              1998
                                  ------------      ---------------   ------------    --------------
Net sales                           $   611,552    $   514,742        $ 2,397,979    $ 1,836,871
Cost of goods sold                      469,877        513,606          1,793,360      1,788,819
Selling, general and
  administrative expense                241,267        279,485            701,223        718,077

Operating loss                          (99,592)      (278,349)           (96,604)      (670,025)
Interest expense                         63,550         42,131            200,181        131,091
Other expense (income), net               1,020           (219)            (3,599)        (4,768)

Loss from continuing
  operations before income
   taxes, minority interest

   and extraordinary charge            (164,162)      (320,261)          (293,186)      (796,348)

Income taxes (benefit):

  Current                                (5,598)         4,672             (4,227)         8,667
  Deferred                              (15,887)       (17,517)            (4,597)       (18,797)

                                        (21,485)       (12,845)            (8,824)       (10,130)

Minority interest                         1,803         (7,234)            15,157        (10,681)

Loss from continuing
  operations before
   extraordinary charge                (144,480)      (300,182)          (299,519)      (775,737)
Extraordinary charge
  from early extinguishments
   of debt                                  ---        (10,671)              ---        (122,386)

Net loss                            $  (144,480)   $  (310,853)       $  (299,519)   $  (897,923)

Loss per share:
  Loss from continuing
   operations before
   extraordinary charge:
   Basic                            $     (1.43)   $     (2.98)       $     (2.97)   $     (7.99)
   Diluted                          $     (1.43)   $     (2.98)       $     (2.97)   $     (7.99)

Extraordinary Charge:
  Basic                                    $---    $     (0.11)             $---     $     (1.26)
  Diluted                                  $---    $     (0.11)             $---     $     (1.26)

Net loss:
  Basic                             $     (1.43)   $     (3.09)       $     (2.97)   $     (9.25)



                                     S8-3

                          SUNBEAM CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                    (Amounts in thousands, except per share amounts)


                                        Three Months Ended                  Fiscal Year Ended
                                  ---------------------------------   -----------------------------
                                   December 31        December 31,     December 31      December 31,
                                      1999               1998             1999              1998
                                  ------------      ---------------   ------------    --------------
  Diluted                                $(1.43)        $(3.09)            $(2.97)        $(9.25)

Weighted average common
  shares outstanding:
  Basic                                 100,746        100,725            100,744          97,121
  Diluted                               100,746        100,725            100,744          97,121



                                     S8-4

                      ADDITIONAL SELLING SECURITYHOLDERS

            The following represents an addendum to the table of selling securityholders appearing in the November 11, 1999 prospectus on pages 131-32.



                            Principal Amount at                            Common Stock
                            Maturity of Debentures     Percent of Total    Owned Prior to         Common Stock
                            Beneficially Owned and      Outstanding       Original Debentures    to be Registered
 Selling Securityholders       Offered Hereby           Debentures            Offering              Hereby
--------------------------  ---------------------    ------------------   -------------------    ----------------
WM High Yield Fund              $    4,400,000                  -                   -                    -
Banque Nationale de Paris            7,000,000                  -                   -                    -


                                     S8-5